

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2010

Via U.S. Mail

Alan E. Casnoff
Chief Executive Officer
DVL, Inc.
70 East 55th Street
New York, New York 10022

>   **Re: DVL, Inc.**
>   **Schedule 13E-3**
>   **Filed by DVL, Inc. and Alan E. Casnoff on October 26, 2010**
>   **File No. 005-37902**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed by DVL, Inc. on October 26, 2010**
>   **File No. 001-08356**

Dear Mr. Casnoff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.   We note the disclosure under various items of the Schedule 13E-3. Your Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3.

Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

Introduction, page 3

2.   Please revise the first sentence to state that the Schedule 13E-3 is also filed by Mr. Casnoff.

Preliminary Proxy Statement on Schedule 14A

General

3.   Clearly mark your proxy statement and form of proxy as "Preliminary Copies." See Rule 14a-6(e)(1) of Regulation 14A.

4.   With a view toward revised disclosure, please explain to us the practical difference between proposals 2, which seeks shareholder approval to amend your charter to effect the stock split, and 3(a), which seeks shareholder approval to amend your charter to implement the stock split.

5.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a "Special Factors" section in the front of your disclosure document. See Rule 13e-3(e)(1)(ii) and revise your document accordingly.

6.   Given that financial information required by Item 13 of Schedule 13E-3 has been incorporated by reference, your summary financial information, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 1 to Item 13 of Schedule 13E-3.

7.   You do not appear to have provided all of the information required by Item 1003(c) of Regulation M-A with respect to your executive officers and directors. Please advise, or revise your proxy statement to include this information.

Overview, page 1

8.   You state that the proxies are authorized to use discretionary authority to vote on any other matters that may properly come before the meeting. You also state that the board of directors knows of no other business to be transacted at the annual meeting. This does not appear to be the applicable standard under Rule 14a-4(c)(1), which delineates the scope of discretionary authority for solicitations with respect to annual meetings. Please revise, or tell us why you believe this is the proper standard.

Summary of Terms of Reverse Stock Split, page 2

9.   Your bullet points must cross-reference a more detailed discussion appearing elsewhere in the document. Refer to Item 1001 of Regulation M-A and revise your document accordingly.

Manner of Voting and Vote Required, page 3

10.   The description of your proxy card contained in the second paragraph on page 3 is not consistent with the actual form of proxy card, with regard to the mechanics of withholding votes for director nominees. Revise your proxy card accordingly.

11.   Disclose in this section the proper impact of withholds and broker non-votes on the election of directors, which you state is subject to plurality voting. Please also revise the fifth paragraph on page 3 so that it is consistent with the second paragraph regarding the effect of abstentions and broker non-votes.

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers, page 4

12.   Disclose the aggregate number and percentage of common stock owned by your executive officers individually. See Item 5 of Schedule 14A and Item 1008(a) of Regulation M-A.

13.   We note that the shares held by Mr. Cohen, Mr. Chazanoff and Mr. Gray are held by a group, as defined by Rule 13d-5(b)(1). In this respect, note that the referenced rule indicates that members of the group have beneficial ownership of the shares held by the group. Thus, revise your disclosure to indicate that the filing persons have beneficial ownership of 27.2% of your common stock. As needed, you may state the specific number of shares over which each named individual has direct beneficial ownership in the footnote.

Proposal 1 – Election of Directors, page 5

14.   Please revise the second paragraph on page 6 to comply with the requirements of Item 407(b) of Regulation S-K.

15.   Please remove RESIG from the Summary Compensation Table. Note that Item 402(a)(3) of Regulation S-K requires the inclusion of individuals. To the extent necessary, please add individuals to the table.

Proposal 2 - Reverse Stock Split, page 10

16.   You state here that you will pay security holders a cash payment equal to $0.14 per share for each pre-split share they hold that in the aggregate total less than 7,500 shares. However, disclosure in your proposed charter amendment appears to be stating that the cash payment will equal the product of $0.14 times the fraction of one share owned by the security holder. Please advise.

17.   Refer to the second paragraph on page 10. Please revise your disclosure to describe the potential bases for changes to the amended charter that may result from requirements of the Delaware Secretary of State. Are there any requirements under Delaware law with which you are unfamiliar or which create uncertainty?

18.   Please explain whether you considered using an alternative ratio that would have enabled some unaffiliated stockholders to retain an ownership interest in your company while still sufficiently reducing the total number of stockholders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c) of Regulation M-A.

19.   Please revise the fifth paragraph to clearly state whether the going private transaction is fair to your unaffiliated security holders, not all of your security holders.

20.   You state that the members of your board of directors intend to vote the shares of common stock that they control in favor of the reverse stock split. State the reasons for the intended action, and expand this disclosure to address your executive officers and affiliates. See Item 1012(d) of Regulation M-A.

21.   The circumstances under which the board may choose to abandon the going private transaction despite shareholder approval are material and should be described with as much specificity as possible here (second paragraph of page 11) and in the summary of terms section.

22.   We are unable to locate the statement required by 1012(e) of Regulation M-A regarding whether or not any executive officer, director or affiliate of your company (or any person specified in Instruction C to the schedule) has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation. Please advise, or revise your proxy statement to include this information.

Background and History of the Reverse Stock Split Proposal, page 11

23.   We note that the last event described is a presentation by Mr. Casnoff to the board of directors. Please revise to describe subsequent events leading up to the determination to proceed with this going private transaction.

Alternative Transactions Considered, page 13

24.   Refer to the fourth paragraph on page 14. The last sentence states that the board
        "determined to seek a price greater than the quoted market price . . ." Please explain who
        determined the price for the current transaction if it was not the board of directors.

Effects on the Company, page 17

25.   Disclose the effects of the transaction on your affiliates, including those affiliates who are
        engaged in the Rule 13e-3 transaction and those who are not. See Item 1013(d) of
        Regulation M-A and the instructions thereto.

Opinion of Financial Advisor, page 19

26.   Disclose the method of selection of ESBA. Refer to Item 1015(b)(3) of Regulation M-A.

27.   Please disclose the financial projections for fiscal years 2010 through 2015.

28.   For each method of analysis, please revise to provide additional disclosure about the
        underlying data used to calculate the values in the analysis and to demonstrate how that
        information resulted in the values already disclosed. See Item 1015(b)(6) of
        Regulation M-A.

29.   Please tell us whether ESBA provided a report to the board of directors in connection
        with its presentation of its fairness opinion. Note that any materials prepared by ESBA in
        connection with its fairness opinion, including any "board books," draft fairness opinions
        provided to your board of directors and any summaries of presentations made to your
        board of directors generally fall within the scope of Item 1015 of Regulation M-A and
        must be summarized in the disclosure document and (if written) filed as an exhibit to the
        Schedule 13E-3. In addition, each presentation, discussion, or report held with or
        presented by ESBA, whether <u>oral or written</u>, <u>preliminary or final</u>, is a separate report that
        requires a reasonably detailed description meeting the requirements of Item 1015 of
        Regulation M-A. Revise to summarize all the presentations made by ESBA, if any, and
        file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Fairness of the Reverse Stock Split, page 20

30.   State whether Mr. Casnoff personally believes that the transaction is substantively and
        procedurally fair or unfair to unaffiliated security holders. Also ensure that the proxy
        statement presents all required disclosure from the additional perspective of this filing
        person. Rule 13e-3 requires that each affiliate engaged in a going private transaction
        furnish the required disclosures.

31.   Please provide the required disclosure relating to the procedural fairness of the going private transaction. See Item 1014 of Regulation M-A.

Proposal 3- Amend Company's Charter…, page 26

32.   Please clarify your disclosure regarding the extent to which each of the items included in Proposal 3 are conditioned on approval of Proposal 2, and revise your proxy card accordingly to note the interrelationship.

33.   Please unbundle Proposal 3 into three separate proposals. Refer to Rule 14a-4(a)(3).

Quorum and Required Vote, page 27

34.   In the first paragraph on page 28, you state that nominees can vote shares in their discretion on behalf of a client, if the client has not given them voting instructions. However, later in this paragraph, you describe the effect of broker non-votes. Please reconcile this discrepancy, or advise. Ensure that the final disclosure appearing on this page is consistent in this regard with that appearing on page 3.

35.   You state here that the election of directors will be subject to a majority voting standard. Reconcile this with disclosure appearing on page 5, which states that the election of directors is subject to a plurality voting standard.

Incorporation by Reference, page 32

36.   You appear to be incorporating by reference certain of your periodic reports in response to the requirements of Item 13(a) of Schedule 14A. Given that you do not appear eligible to rely on Item 13(b)(1), please confirm that you intend to deliver such reports to security holders with the proxy statement, or advise. Alternatively, you may revise your proxy statement to include the information required by Item 13(a).

37.   Please file electronically with the proxy statement the periodic reports you are incorporating in this section. See Note D.4 to Schedule 14A.

38.   Your meeting is scheduled to take place on December 17, 2010, but Note D.3 to Schedule 14A requires that the proxy statement be sent to security holders no later than 20 business days prior to the meeting date. Please tell us how you intend to comply with this provision, or advise.

Exhibit C

39.   The fairness opinion states that it is not intended for any purpose other than the use and benefit of the board of directors. Please revise to remove the implication that investors

are not entitled to rely on the opinion. Alternatively, advise us of the basis for ESBA's belief that shareholders cannot rely upon the opinion to support any claims against ESBA arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with ESBA). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to ESBA would have no effect on the rights and responsibilities of either ESBA or your board of directors under the federal securities laws. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: <u>Via facsimile: (215) 772-7620</u>
       Louis N. Marks, Esq.
       Montgomery, McCracken, Walker & Rhoads, LLP